UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number  001-07349

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
BALL CORPORATION 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
BALL CORPORATION 10 LONGS PEAK DRIVE BROOMFIELD, COLORADO 80021-2510

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Index to Financial Statements

Page
Reports of Independent Registered Public Accounting Firms	1

Financial Statements:

Statements of Net Assets Available for Benefits
at December 31, 2015 and 2014	3

Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2015 and 2014	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i–Schedule of Assets (Held at End of Year)
at December 31, 2015	18

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Ball Corporation 401(k) and Employee Stock Ownership Plan
Broomfield, Colorado

We have audited the accompanying statement of net assets available for benefits of the Ball Corporation 401(k) and Employee Stock Ownership Plan (the "Plan") as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton Collins Mitchell LLP
Anton Collins Mitchell LLP
Denver, Colorado
June 23, 2016

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator
Ball Corporation 401(k) and Employee Stock Ownership Plan
Broomfield, Colorado

We have audited the accompanying statement of net assets available for benefits of the Ball Corporation 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ball Corporation 401(k) and Employee Stock Ownership Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ CliftonLarsonAllen LLP
CliftonLarsonAllen LLP
Greenwood Village, Colorado
June 26, 2015

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,

	2015	2014
Assets: Investments at fair value (See notes 3, 4 and 5)
Mutual funds	$916,403,068	$1,269,001,340
Ball Corporation common stock	557,875,756	558,472,567
Collective investment trusts	461,486,444	140,053,575
Total investments	1,935,765,268	1,967,527,482

Receivables:
Employee contributions	145,599	–
Employer contributions	797,848	5,580,206
Notes receivable from participants	26,266,429	26,411,972
Total receivables	27,209,876	31,992,178

Net assets available for benefits, at fair value	1,962,975,144	1,999,519,660

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,318,655)	(4,171,206)

Net assets available for benefits	$1,960,656,489	$1,995,348,454

See accompanying notes to the financial statements.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits
	For the years ended December 31,
	2015	2014
Additions:
Additions to net assets attributed to:

Investment income:
Dividends and interest	$44,809,940	$57,028,926
Net (depreciation)/appreciation in fair value of investments	(2,823,805)	178,726,287
Total investment income	41,986,135	235,755,213

Interest income on notes receivable from participants	1,111,419	1,124,690

Contributions:
Participant	57,238,884	56,966,384
Employer, net of forfeitures	23,531,402	28,470,625
Rollovers, transfers in and other additions	8,358,253	4,968,157
Total contributions	89,128,539	90,405,166

Total additions	132,226,093	327,285,069

Deductions:
Deductions to net assets attributed to:

Distributions to participants	166,664,839	161,952,744
Administrative expenses and other (See note 8)	253,219	112,370
Total deductions	166,918,058	162,065,114

Net (decrease)/increase in net assets	(34,691,965)	165,219,955

Net assets available for benefits:
Beginning of year	1,995,348,454	1,830,128,499
End of year	$1,960,656,489	$1,995,348,454
See accompanying notes to the financial statements.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Notes to Financial Statements
December 31, 2015 and 2014
Note 1–Description of the Plan
The following is a brief description of the Ball Corporation 401(k) and Employee Stock Ownership Plan (the "Plan").  The Plan is a defined contribution plan established on September 1, 1983.  The Plan was amended and restated on July 1, 1989, under the rules of the Internal Revenue Code of 1986, as amended ("IRC"), Section 401(k), to add an employee stock ownership (the "ESOP") feature which was qualified under IRC Sections 401(a) and 4975(e)(7).  The Plan was most recently amended and restated effective January 1, 2015.   Participants should refer to the Plan document or the Summary Plan Description for more complete information.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  The Plan is not insured by the Pension Benefit Guaranty Corporation.
Trustee and Recordkeeper of the Plan
The trustee of the Plan is Vanguard Fiduciary Trust Company (the "Trustee" or "Vanguard").  The Trustee holds all assets of the Plan in accordance with provisions of the agreement with Ball Corporation (the "Company").  All assets of the Plan are held in trust by Vanguard.  Vanguard is also the recordkeeper of the Plan.
Participation
All U.S. salaried and hourly employees of the Company who are in participating subsidiaries are eligible to participate in the Plan. Eligibility to participate in the Plan begins with the first day of employment. An eligible employee who does not make an election about his or her participation in the Plan is automatically enrolled 30 days after his or her hire date.  Temporary and occasional workers must complete a year of service prior, as defined in the Plan document, to being eligible.
Employee Contributions
The Plan allows eligible participants to contribute a portion of their salaries or wages to the Plan on a pretax basis within limits defined by the Plan.  Such limits vary among certain employee classifications. In all cases, the maximum contribution for a participant may not exceed the annual maximum limits established under IRC Section 402(g). All income earned from invested contributions accumulates tax deferred until withdrawal.
The Plan provides for the automatic enrollment of a 3 percent pretax deferral of eligible pay for newly hired employees, unless the employee affirmatively elects not to make a pretax contribution or elects to make pretax contributions of a different amount.
The Plan provides an automatic one-step increase whereby the automatic deferral percentage of 3 percent is automatically increased 1 percent each year, beginning in the calendar year following the calendar year of automatic enrollment until the deferral percentage equals 6 percent.  Employees may opt-out of the automatic increases at any time.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)
December 31, 2015 and 2014
Participants may change the level of their contributions or suspend their contributions entirely at any time.  The Plan also permits rollovers, which represent funds that participants transfer into the Plan from previous eligible Plans.
Company Matching Contributions
The Company generally makes a matching contribution each pay period that is based on the percentage of eligible pay that the participant contributes.  The Company matching contribution and the ratio of the Company matching contribution to the participant contribution differs depending on the employee group in which the participant belongs.  The maximum percentage of eligible pay which the Company will match is 6 percent.  The Plan includes matching provisions in accordance with the provisions of the applicable union contracts.
For certain employee groups, Company matching contributions are invested automatically in units of the Ball Corporation Common Stock Fund.  The Ball Corporation Common Stock Fund included $2,131,932 and $1,544,213 in the Vanguard Prime Money Market Fund Admiral Shares as of December 31, 2015, and 2014, respectively.  These amounts are included in the mutual funds line in the Statements of Net Assets Available for Benefits.  For remaining employee groups, Company matching contributions are invested according to participant elections.  Participants whose Company matching contributions are automatically invested in the Ball Corporation Common Stock Fund may immediately diversify this investment.
Effective November 1, 2005, contributions cannot be invested in the Ball Corporation Common Stock Fund if a participant has 35 percent or more of their account value invested in the Ball Corporation Common Stock Fund.  In the event a participant's investment in the Ball Corporation Common Stock Fund exceeds 35 percent, future contributions, loan repayments and transfers to the Plan will be directed to the default investment fund until such time that the participant's investment level in the Ball Corporation Common Stock Fund drops below 35 percent of their account value.  The default investment fund is the date-specific Target Retirement fund that most closely matches the participants expected retirement year (based on an assumed retirement age of 65).
Employees of Ball Aerospace and Technologies Corp. ("BATC") who are not participants in the Ball Corporation Economic Value Added Incentive Compensation Plan may receive an additional match under the Plan.  This provision allows for a match of up to a maximum of 4 percent of the employee's pay if the Economic Value Added performance factor of BATC achieved is between 1.0 percent and 2.0 percent (inclusive) in accordance with conditions of the BATC Performance Sharing Match Program.  The additional match is invested in accordance with participant elections. No additional match was required for 2015.  An additional match in the amount of $4,813,510 was required for 2014, and was funded in 2015.
The Company makes additional contributions for some employee groups. Generally, this contribution is made each pay period and is based on the eligible hours worked by the employee during the pay period.  Additional contributions are invested in accordance with participant elections subject to the restrictions noted above.
Vesting
Participants are always fully vested in their own contributions and related earnings as well as any Company matching contributions and any additional Company contributions, including related earnings. Participants should refer to the summary Plan documents for further

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)
December 31, 2015 and 2014
information. As of and for the years ended December 31, 2015 and 2014, there was no significant forfeiture activity.  Forfeitures, if any, are used to pay plan expenses or reduce employer contributions.
Distribution of Benefits
Distributions to employees are normally made upon termination of employment and upon submission of a request.  A request for distribution may be directed to the recordkeeper via written request, voice response system, internet site, or directly with the recordkeeper in accordance with Plan provisions.
At any time, a participant with an approved immediate and critical financial need may request a hardship withdrawal in an amount no greater than is necessary to satisfy such financial hardship.
Notes Receivable from Participants
Loans bear interest at 1 percent above the Prime Rate (as published by Thomson Reuters News Agency) or the going rate for similar loans and are limited to the lesser of $50,000, reduced by the highest outstanding loan balance in the prior 12-month period, or 50 percent of a participant's eligible account balance. Loans can be distributed by lump sum or installments and are for a maximum of 5 years unless the proceeds are used for the purchase of a principal residence.  Participant loans at December 31, 2015, had interest rates ranging from 4.25 percent to 9.5 percent and maturity dates ranging from 2016 to 2034.
Participant Accounts
Each participant's account is credited with the participant's contribution, the Company's matching contribution and discretionary contribution, if applicable, and an allocation of Plan earnings and losses.  Plan earnings and losses are allocated to individuals' accounts based on each participant's account balance in their respective investment options selected.
Voting Rights
Each participant receives voting rights on his/her shares of Ball Corporation common stock.
Company Stock Dividends
Participants have the option to either reinvest dividends paid on Ball Corporation common stock or to receive the dividends in cash.
Note 2–Summary of Significant Accounting Policies
Basis of Accounting
The Plan financial statements are prepared on the accrual basis of accounting.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)
December 31, 2015 and 2014
Valuation of Investments
The Plan's investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
The accounting guidance prescribes that investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts and collective investment trusts that hold fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the accounting guidance, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.
Contributions
Participant contributions and related matching contributions are recorded in the period payroll deductions are made.
Income Recognition
The net appreciation (depreciation) in the fair value of investments (net realized and unrealized gains and losses) is reflected in the accompanying Statements of Changes in Net Assets Available for Benefits.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Investment transactions are recorded on the date of purchase or sale (trade date).  Capital gains/losses are recorded on the date of sale and are included in the net appreciation (depreciation) in fair value of investments.
Distributions
Distributions to participants are recorded when paid.
Expenses of the Plan
Certain costs and expenses incurred in establishing, amending and administering the Plan, including the fees and expenses of the trustee, are paid by the Company and are excluded from the financial statements.  The Plan pays for certain loan transaction fees and the annual recordkeeping fees that are charged to the related participants' accounts.
Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Plan's management to use estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)
December 31, 2015 and 2014
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent loans are treated as distributions based upon the terms of the Plan document.
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board ("FASB") issued ASU 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value ("NAV") per Share (or Its Equivalent), ("ASU 2015-07").  The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient.  The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient.  Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.  The amendments in ASU 2015-07 are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.  The Plan decided not to early adopt ASU 2015-07, and the adoption of this guidance is not expected to have a material effect on these financial statements.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, III. Measurement Date Practical Expedient ("ASU 2015-12").  The FASB is issuing this update in response to a proposal developed by the Emerging Issues Task Force ("EITF") to reduce complexity in employee benefit plan accounting.

Part I of ASU 2015-12 requires fully benefit-responsive investment contracts to be measured, presented and disclosed at contract value.  Contract value is the relevant measure for those contracts because that is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Part II of ASU 2015-12 requires that investments (both participant-directed and nonparticipant-directed) of employee benefit plans be grouped only by general type, such as the following: registered investment companies, government securities, common-collective trusts, pooled separate accounts, short-term securities, corporate bonds, common stock, mortgages, real estate and self-directed brokerage accounts.  Plans will be required to disclose the net appreciation or depreciation in fair value of investments in aggregate, but will no longer be required to be disaggregated and disclosed by general type.  In addition, if an investment is measured using the NAV per share (or its equivalent) practical expedient and that investment is in a fund that files a U.S. Department of Labor Form 5500 as a direct filing entity, disclosure of that investment's strategy will no longer be required.

Part III of ASU 2015-12 provides a practical expedient to permit plans to measure investments and investment related accounts (for example, a liability for a pending trade with a broker) as of a month-end that is closest to the plan's fiscal year end, when the fiscal period does not coincide with a month-end. If a plan applies the practical expedient and a contribution, distribution, and/or significant event occurs between the alternative

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)
December 31, 2015 and 2014
measurement date and the plan's fiscal year end, the plan should disclose the amount of the contribution, distribution, and/or significant event.

The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015; early application is permitted.

The Plan decided not to early adopt ASU 2015-12, and the adoption of this guidance is not expected to have a material effect on these financial statements.
Note 3–Fair Value Measurements
U.S. GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
•	Level 1–Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•
Level 2–Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•	Level 3–Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.
Following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds: Valued at the NAV of shares held by the Plan at year end.  The mutual funds are exchange-traded open-ended funds.
Ball Corporation common stock: Valued at the closing price reported on the active market on which the individual security is traded.
Collective investment trusts: The investments include lifecycle (targeted maturity funds) and a stable value fund.  The fair values of the Plan's interest in the funds are based on the NAV reported by the fund managers as of the financial statement dates and recent transaction prices.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.  This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.  Participant transactions (purchases and sales) may occur daily.  Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)
December 31, 2015 and 2014
different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.
Transfers between levels:  Transfers between levels may occur due to changes in valuation sources, or changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume, or bid-ask spreads.  The Plan's policy is to assume the transfer occurs at the beginning of the period.  During years ended December 31, 2015 and 2014, there were no transfers between levels.
During the years ended December 31, 2015 and 2014, there were no liabilities accounted for at fair value on a recurring basis and no Level 3 assets or liabilities.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)
December 31, 2015 and 2014
The Plan does not include any Level 3 investments. The levels assigned to the Plan's investments as of December 31, 2015 and 2014 are summarized in the tables below.	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Total
Mutual funds:
Index funds	$389,293,975	$–	$389,293,975
Balanced funds	184,695,546	–	184,695,546
Money market funds	65,200,987	–	65,200,987
Growth funds	182,193,385	–	182,193,385
Value funds	95,019,175	–	95,019,175
Total mutual funds	916,403,068	–	916,403,068

Ball Corporation Common Stock	557,875,756	–	557,875,756
Collective Investment trusts:

Stable value investment trust	–	139,526,992	139,526,992
Target date investment trusts	–	321,959,452	321,959,452
Total collective investment trusts	–	461,486,444	461,486,444

Total investments at fair value	$1,474,278,824	$461,486,444	$1,935,765,268

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Total
Mutual funds:
Index funds	$404,805,257	$–	$404,805,257
Balanced funds	197,735,009	–	197,735,009
Money market funds	69,991,530	–	69,991,530
Growth funds	182,827,569	–	182,827,569
Value funds	104,954,231	–	104,954,231
Target-dated retirement funds	308,687,744	–	308,687,744
Total mutual funds	1,269,001,340	–	1,269,001,340

Ball Corporation Common Stock	558,472,567	–	558,472,567
Collective investment trust – stable value investment trust	–	140,053,575	140,053,575

Total investments at fair value	$1,827,473,907	$140,053,575	$1,967,527,482

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)
December 31, 2015 and 2014

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate NAV per share (or its equivalent).

	Fair Value		Unfunded	Redemption	Redemption
Investment Type	2015	2014	Commitments	Frequency	Notice Period
Collective Trusts:
Vanguard Retirement Savings Trust II	$139,526,992	$140,053,575	$-	Daily	None
Vanguard Target Retirement 2010 Trust I	5,353,596	-	$-	Daily	None
Vanguard Target Retirement 2015 Trust I	32,084,213	-	$-	Daily	None
Vanguard Target Retirement 2020 Trust I	55,633,941	-	$-	Daily	None
Vanguard Target Retirement 2025 Trust I	68,195,674	-	$-	Daily	None
Vanguard Target Retirement 2030 Trust I	49,639,302	-	$-	Daily	None
Vanguard Target Retirement 2035 Trust I	34,796,477	-	$-	Daily	None
Vanguard Target Retirement 2040 Trust I	26,369,797	-	$-	Daily	None
Vanguard Target Retirement 2045 Trust I	21,809,859	-	$-	Daily	None
Vanguard Target Retirement 2050 Trust I	7,877,377	-	$-	Daily	None
Vanguard Target Retirement 2055 Trust I	3,340,862	-	$-	Daily	None
Vanguard Target Retirement 2060 Trust I	1,075,171	-	$-	Daily	None
Vanguard Target Retirement Income Trust	15,783,183	-	$-	Daily	None

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)
December 31, 2015 and 2014
The Retirement Savings Trust's objective is to protect principal while providing a higher rate of return than shorter maturity investments.  To achieve this, the Fund invests in instruments which are not expected to experience significant price fluctuation in most economic or interest rate environments.  However, there is no assurance that this objective can be achieved.  The Retirement Savings Trust invests in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by bond funds and trusts.
The Target Retirement Funds invest in index (mutual fund) funds consisting of U.S. and international stocks and bonds, and are designed based on  target retirement ages.
Note 4–Investments
Except for its investment contract with an insurance company (Note 5), the funds are managed by the Trustee of the Plan. The investments are maintained under the ERISA guidelines and guidelines provided by the Company.
The following investments individually represent 5 percent or more of the Plan's net assets available for benefits.
	December 31,	December 31,
	2015	2014

Ball Corporation Common Stock (a)	$557,875,756	$558,472,567
Vanguard Wellington Fund Admiral Shares (a)	184,695,546	197,735,009
Vanguard Institutional Index Fund (a)	204,528,886	214,828,665
Vanguard Retirement Savings Trust II *(a)	137,208,337	135,882,369
* at contract value
(a) party-in interest
For the years ended below, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:
	December 31,	December 31,
	2015	2014

Mutual Funds	$(41,611,723)	$39,387,783
Ball Corporation Common Stock	35,364,727	139,338,504
Common/Collective Trusts	3,423,191	−
	$(2,823,805)	$178,726,287
Note 5–Investment Contracts
Through June 2014, participants invested in units of the Ball Corporation Investment Contract Fund which contained various benefit-responsive investment contracts with various banks and insurance companies ("Issuers") in the form of Group Annuity Contracts ("GACs") and Synthetic Guaranteed Investment Contracts ("SICs"). The Ball Corporation Investment Contract Fund was replaced by the Vanguard Retirement Savings Trust II on June 30, 2014.  Participants were notified in May 2014 and allowed to move their balances to other available investment funds. The average yields based on actual earnings and interest rates credited to participants for the

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)
December 31, 2015 and 2014
Ball Corporation Investment contract fund was 2.32 percent for the 6 months ended June 30, 2014.
Certain events limit the ability of the Plan to transact at contract value with the Issuer.  Such events include the following:  (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for the exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Ball Corporation Investment Contract Fund was terminated at contract value.  The fair value calculation of the insurance contracts is based on the rebidding of the contracts as of December 31 of the completed reporting year, however, when the fund is terminated, it is based on the contract value.
The Vanguard Retirement Savings Trust II contracts are held principally in mutual funds that are reserved for stable value funds.  Investments held by the trust are required to be reported at fair value.  However, contract value is the relevant measurement attributes for that portion of the net assets of the trust attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined-contribution plans, and there are no redemption restrictions.  The average yield earned by the Retirement Savings Trust was 2.29 percent for the year ended December 31, 2015 and 2.30 percent for the year ended December 31, 2014.
Note 6–Plan Termination
Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of termination of the Plan, all participants would become 100 percent vested, to the extent not already vested, in their accounts and the assets of the Plan, after payment of any expenses, would be distributed to the participants in proportion to their respective account balances.
Note 7–Federal Income Tax Status
The Internal Revenue Service ("IRS"), informed the Company by a letter dated September 16, 2013, that the Plan and related trust were designed in accordance with the applicable provisions of the IRC. Thus, contributions to the Plan and earnings thereon are not taxable until distributed to the participant.  The Plan has since been amended but the Company believes the Plan is designed and being operated in compliance with the applicable provisions of the IRC. In November 2015, the Company applied to the IRS for an updated determination letter, which is still pending.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities.  The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2015, there are no uncertain tax positions taken that would require recognition of a liability or that would require disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)
December 31, 2015 and 2014
Note 8–Party-In-Interest Transactions
Plan assets include investments in funds managed by Vanguard. Vanguard is the Plan's trustee/custodian and, as such, transactions with the trustee/custodian qualify as party-in-interest transactions. In addition, the Plan holds shares of Ball Corporation common stock, the Plan sponsor, which also qualifies as a party-in-interest. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.  Notes receivable are secured by the vested balance of participant accounts, and, as such, these transactions qualify as party-in-interest transactions.  Fees paid by the plan for the investment management services are included in net appreciation in fair value of investments.
The Plan also invests in Ball Corporation common stock, common stock of the plan sponsor, which also qualifies as a related party transaction.  During the plan year ended December 31, 2015, the gain on investment was $35,364,727, purchases of Ball Corporation common stock were $20,323,272, sales of Ball Corporation common stock were $44,772,990 and net transfer out of Ball Corporation common stock was $10,924,101.  As of December 31, 2015 and 2014, the plan held 7,670,504 and 8,192,351 shares of Ball Corporation common stock at a value of $557,875,756 and $558,472,567, respectively, along with cash in the Vanguard Prime Money Market Fund Admiral Shares of $2,131,932 and $1,544,213, respectively, in the Ball Corporation Common Stock Fund.  Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.
Note 9–Concentrations, Risks and Uncertainties
The Plan has a significant concentration of Ball Corporation common stock. A change in the value of the Company stock can cause the value of the Plan's net assets to change significantly due to this concentration.
The Plan provides for various investments in common stock, mutual funds, and collective investment trusts, which, in general, are exposed to various risks, such as significant world events, interest rates, credit risk and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan
Notes to Financial Statements (cont.)
December 31, 2015 and 2014
Note 10–Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:
	2015	2014
Net assets available for benefits per the financial statements	$1,960,656,489	$1,995,348,454
Adjustment from contract value to fair value	2,318,655	4,171,206
Deemed Distributions	(85,850)	(73,646)

Net assets available for benefits per the form 5500	$1,962,889,294	$1,999,446,014
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the years ended December 31, to the Form 5500:
	2015	2014
Net (decrease)/increase in net assets available for benefits per the financial statements	$(34,691,965)	$165,219,955
Adjustment from contract value to fair value – current year	2,318,655	4,171,206
Adjustment from contract value to fair value – prior year	(4,171,206)	(3,597,368)
Adjustment from contract value to fair value for Traditional Contract (GAC) – prior year	–	2,570
Deemed distributions – prior year	73,646	141,656
Deemed distributions – current year	(85,850)	(73,646)

Net (decrease)/increase in net assets available for benefits per the form 5500	$(36,556,720)	$165,864,373
Note 11–Subsequent Events
Management has evaluated subsequent events through the date these financial statements were issued, and determined that there were no events or transactions which require recognition or disclosure in these financial statements, except as noted below.
On February 19, 2015, the Company and Rexam PLC (Rexam) announced an offer by the Company to acquire all of the outstanding shares of Rexam in a cash and stock transaction.  Ball Corporation currently expects to complete the Rexam acquisition during the first half of 2016, subject to final regulatory approval by the European Commission (EC), Brazil's Council for Economic Defence (CADE) and the Federal Trade Commission (FTC), the completion of the Rexam acquisition divestitures required by the regulators and other customary closing conditions.  No determinations have been made regarding the impacts, if any, of the acquisition on the Plan.

BALL CORPORATION
401(k) and Employee Stock Ownership Plan

Schedule H, Line 4i–Schedule of Assets (Held at End of Year)
at December 31, 2015
EIN  35-0160610 Plan #030
(a)	(b)/(c) Identity of Issue/Description	(d) Cost **	(e) Current Value

	Mutual Funds:
	Morgan Stanley Institutional–International Equity Portfolio		$20,850,585
	TRP Growth Stock Fund		79,057,330
(1)	Vanguard Explorer Fund Admiral Shares		52,063,681
(1)	Vanguard Institutional Index Fund		204,528,886
(1)	Vanguard International Growth Fund Admiral Shares		51,072,374
(1)	Vanguard Mid-Cap Index Fund Institutional Shares		43,868,921
(1)	Vanguard Prime Money Market Fund Admiral Shares		65,200,987
(1)	Vanguard Small-Cap Index Fund Institutional Shares		63,049,542
(1)	Vanguard Total Bond Market Index Fund Institutional Shares		77,846,626
(1)	Vanguard Wellington Fund Admiral Shares		184,695,546
(1)	Vanguard Windsor II Fund Admiral Shares		74,168,590
	Total Mutual Funds		916,403,068

	Collective Investment Trusts:
(1)	Vanguard Retirement Savings Trust II		139,526,992
(1)	Vanguard Target Retirement 2010 Trust I		5,353,596
(1)	Vanguard Target Retirement 2015 Trust I		32,084,213
(1)	Vanguard Target Retirement 2020 Trust I		55,633,941
(1)	Vanguard Target Retirement 2025 Trust I		68,195,674
(1)	Vanguard Target Retirement 2030 Trust I		49,639,302
(1)	Vanguard Target Retirement 2035 Trust I		34,796,477
(1)	Vanguard Target Retirement 2040 Trust I		26,369,797
(1)	Vanguard Target Retirement 2045 Trust I		21,809,859
(1)	Vanguard Target Retirement 2050 Trust I		7,877,377
(1)	Vanguard Target Retirement 2055 Trust I		3,340,862
(1)	Vanguard Target Retirement 2060 Trust I		1,075,171
(1)	Vanguard Target Retirement Income Trust I		15,783,183
	Total Common/Collective Trusts		461,486,444

(1)	Ball Corporation Common Stock		557,875,756

(1)	Notes Receivable from Participants (4.25% to 9.5%, maturity dates range from 2016 to 2034)		26,266,429
	Deemed Loans		(85,850)
	Total Participant Loans		26,180,579

	Total assets held (at end of year)		$1,961,945,847

(1) Identified party-in-interest.
** Cost omitted for participant-directed investments.
See accompanying report of Independent Registered Public Accounting Firm.